Exhibit 99.1

Maris-Tech Announces $227,000 Order for Its

Advanced Surveillance Systems from a UK Reseller

REHOVOT, Israel, February 23, 2022 (GLOBE NEWSWIRE) -- Maris-Tech Ltd. (Nasdaq: MTEK, MTEKW) (“Maris-Tech” or the “Company”), a B2B provider of intelligent video transmission technology, today announced it has received a $227,000 purchase order from the Company’s reseller based in the United Kingdom, for the Company’s advanced surveillance systems. This is the first substantial order the Company has received to date, through the distributor, from a single customer for a single project.

The order includes outlays for Maris-Tech’s products Neptune Micro and Mercury Nano.

Neptune Micro is an end-to-end series of miniature intelligent video surveillance products. With a series of lightweight, low power and modular video solutions, Neptune Micro provides real-time intelligence gathering and situational awareness capabilities, featuring high quality video and robust wireless communication capabilities. Neptune Micro is suitable for a wide range of platforms and applications, ensuring reliable, uninterrupted transmissions of visual data.

Mercury Nano is a series is of dual-channel SD/HD H.265/4 encoders. An advanced, dual-channel low power encoder system, Mercury Nano is designed to integrate with a wide range of platforms and applications requiring a lightweight, miniaturized form factor. The advanced solution provides reliable real-time intelligence gathering and situational awareness data while supporting multiple streams on a single platform.

“We believe that the significance of this purchase order is not necessarily its large amount, but rather, the fact that it is a result of our long track record of serving customers in the UK and our seamless relationship with our reseller,” Israel Bar, Chief Executive Officer of Maris-Tech stated. “While we are proud of how the marketplace has embraced our advanced technologies for surveillance systems, we are also committed to establishing and fostering strong long-term customer relationships. That’s why we’re gratified, but not surprised, by an order of this magnitude.”

About Maris-Tech Ltd.

Maris-Tech is a B2B provider of intelligent video transmission technology, founded by veterans of the Israel technology sector with extensive electrical engineering and imaging experience. Our products are designed to meet the growing demands of commercial and tactical applications, delivering high-performance, compact, low power and low latency solutions to companies worldwide, including leading electro-optical payload, RF datalink and unmanned platform manufacturers as well as defense, HLS, and communication companies. For more information, visit https://www.maris-tech.com/.

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, we are using forward-looking statements when we are discussing our products and their advantages, the significance of the order from the UK reseller and our commitment to establish and foster strong long-term customer relationships. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: our ability to successfully market our products and services; the acceptance of our products and services by customers; our continued ability to pay operating costs and ability to meet demand for our products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; our ability to successfully develop new products and services; our success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; our ability to comply with applicable regulations; and the other risks and uncertainties described in the Registration Statement and our other filings with the SEC. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

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